Exhibit 10.3

International Assignment

Letter of Understanding

Date: December 21, 2012

Mamoon Rashid

CID: 19623338

Dear Mamoon,

This is a letter of understanding outlining the terms and conditions of your assignment to Japan with SANYO Semiconductor Co., Ltd. (referred to herein as “SANYO Semiconductor” or “Host Entity”). This letter is a complete and full expression of the understanding between you and SANYO Semiconductor and Semiconductor Components Industries, LLC (referred to herein as either ON Semiconductor” “SCILLC” or “Home Entity”) as to the terms and conditions covering your assignment.

During the period of the assignment, you will remain on your Home Entity payroll. You are providing services to the Host Entity during the period of the assignment and the Home Entity payroll is acting as the payroll administrator for the Host Entity. All costs will be charged to the Host Entity.

You acknowledge that you are providing services to the Host Entity during the period of the assignment and are not representing the Home Entity in any way. You shall not enter into any contracts or make any commitments on behalf of the Home Entity. You are considered to be under the control and supervision of the Host Entity during the period of assignment.

Our global mobility vendor will answer any questions you may have regarding your international assignment. Your International Assignment Consultant (IAC) will make initial contact with you, and coordinate all of your benefits and payments not covered by payroll unless specified by us otherwise.

TITLE AND BASE COMPENSATION

Effective January 7, 2013, your annual base salary will be USD $330,000 and you will be promoted to the position of SVP and General Manager of SANYO Semiconductor Products Group reporting to the Office of the Chief Executive Officer of SCILLC (currently, Keith Jackson). In connection with your promotion, ON Semiconductor will offer you an employment agreement (“Employment Agreement”) in the form attached to this Letter of Understanding as Attachment A.

ASSIGNMENT

The target effective date of your international assignment is January 7, 2013. While nothing in this letter alters your status as an at-will employee, you acknowledge that this assignment is expected to continue through December 31, 2014 and will be reviewed at that point. However, ON Semiconductor or any of its affiliates specifically reserves the right to terminate this assignment at any time prior to the expiration of the period specified above.

SUPPLEMENTAL COMPENSATION

Your base salary will be further supplemented by the payment of certain allowances as a condition of your international assignment. These allowances will be based on Japan rates and will be effective only upon receipt/approval of the legal documentation (e.g., work permit, visa, etc.) required for you to work and reside in Japan as discussed under the paragraph entitled “Work Permit.” The allowances will discontinue at the earlier of the end of the assignment or termination of employment or resignation of employment and consist of the following:

1.	Hypothetical Income Tax Deduction
2.	Cost of Living Allowance (COLA)
3.	Incidental Relocation Allowance
4.	Housing & Utilities
5.	Local Transportation
6.	Loss on Sale of Vehicle(s)

The Hypothetical Tax Deduction and COLA payments are subject to change while on assignment. The Incidental Relocation Allowance and other direct bills and/or invoices will be paid by our global mobility vendor.

COST OF LIVING ALLOWANCE (COLA)

You will receive an annual Cost of Living Allowance (COLA) of USD $109,524 for the first year of your assignment which translates into a monthly payment of USD $9,127. This monthly payment is intended to provide assistance to cover the cost for local goods and services to include, but not limited to local transportation, entertainment, weekend and/or social activities and other miscellaneous expenses applicable to Japan.

This allowance will then be recalculated on an annual basis to ensure the employee and ON Semiconductor will be protected from market fluctuation in exchange rates (exchange rate difference will be fixed at 10% if the exchange rate is disadvantageous for the employee, in the case where the exchange rate difference is higher than 10% but implies an increase in allowance, no limit of 10% will be applied) and competitive cost of living. Therefore, based upon the recalculations provided by an independent consultant the COLA may increase or decrease, or remain unchanged.

PAYROLL, BENEFITS AND WORK SCHEDULES

During your assignment you will remain on your Home Entity payroll. You will observe Host Entity holidays and work hours. Your vacation will be according to the Home Entity’s policy. All Home Entity country labor regulations apply, unless otherwise required by law in the Host Entity country.

You will remain on the health and welfare benefit plans as provided by your Home Entity, which may be changed at the company’s sole discretion from time to time and/or as required by local regulations. Because your assignment exceeds the period covered by the Business Travel Medical policy, you and your eligible family members will be placed on the appropriate expatriate/third country national healthcare plan if your Home Entity healthcare plan does not provide equivalent coverage in your Host Entity location. It is your responsibility to understand the implications of the coverage for your eligible family members who are covered on your benefit plans.

The company’s Business Travel Medical policy does not cover family members or employees on long term assignments. Please contact your Home Entity Human Resources for information on your benefit plans and the Business Travel Medical policy.

INCIDENTAL RELOCATION ALLOWANCE (IRA)

You will receive a one-time IRA equivalent to USD $8,000 (Net) upon assignment to compensate for losses and expenses associated with relocation. It is intended to cover the cost of purchasing goods that will make your stay in Japan more comfortable including small and major appliance purchases, additional clothing, luggage, license fees, shipment and boarding of pets, and other miscellaneous expenses associated with the assignment. The IRA will be paid by our global mobility vendor.

For purposes of this letter “Net” shall mean your allowance/reimbursement will be grossed up for the amounts sufficient to pay your federal, state and local income taxes in respect of the payment under the provisions of the International Assignment Tax Equalization Policy.

RETENTION BONUS

Subsequent to the execution of this Letter of Understanding, the parties hereto will enter into a Retention Bonus Agreement (“Bonus Agreement”). Under the Bonus Agreement, you will be eligible to earn a one-time retention bonus paid by SCILLC of USD $165,000 (“Bonus”), subject to all applicable taxes, contributions and withholdings, which will be paid to you within fifteen (15) days following your execution of the Bonus Agreement, and will be further subject to various terms and conditions (including a repayment provision) as found in the Bonus Agreement.

HOUSING

You will be provided with an unfurnished or furnished apartment in Tokyo, Japan for the duration of your assignment in an amount between ¥700,000 up to a maximum amount of ¥1,000,000 per month depending on housing availability. Additionally, the company will cover the costs for basic utility expenses, such as water, electricity, gas and electric service to include internet or broadband connection, and parking in the apartment building. This does not include the cost for local telephone.

TEMPORARY LIVING

Temporary living will be provided in Japan if your permanent residence has not been secured upon arrival up to a period of 90 days. Our global mobility vendor will assist with setting up temporary living in the Host Entity country and all costs will be direct billed

LANGUAGE TRAINING

The company will pay for language training for you and your family on assignment up to USD $3,000 per person. Language training sessions will be set up by our global mobility vendor upon request.

SPOUSAL EDUCATION

The company will reimburse the cost for tuition and registration costs for your spouse to attend or continue education in Japan. The maximum amount covered is USD $3,000 or local equivalency per year which includes all incidental fees, transportation, and/or books.

Receipt and documentation is required and must be sent to our global mobility vendor for reimbursement.

WORK PERMIT

The local Human Resource office will assist you and your spouse in obtaining the required visa. In the event you and/or the company are unable to obtain a work permit, visa and/or employment pass, this Letter of Understanding shall lapse and be null and void. Further, any and all assignment benefits, allowances and medical coverage will become effective only after you have been issued a work permit, visa and/or employment pass. Any expenses incurred prior to evidence of the appropriate work documents must be submitted as standard business expenses according to the company’s standard business travel policy.

All costs associated with obtaining the visa will be incurred by the company.

HOME LEAVE

You may book travel for home leaves for you or you and your spouse not to exceed the equivalent of USD $30,000 per year of your assignment. It is up to you if you want to purchase coach or business class tickets. All travel is to be booked in advance through the company’s local travel agent.

In the event of a local emergency, the company will allow airfare for you and your spouse on assignment to fly home to the U.S., or to a location of equidistance.

Time used on home leave is charged against your normal PTO, except for travel time via the most direct route and time spent on company business.

A copy of your airline ticket(s) must be sent to our global mobility vendor for expense tracking.

SHIPMENT OF HOUSEHOLD GOODS

You will be authorized for an air shipment (1 LDN up to 1,000 lbs) to ship your personal items to set up housekeeping from your current location in Phoenix, Arizona USA to Tokyo, Japan.

Upon approval of this Letter of Understanding, our global mobility vendor will be notified of your move and will be in contact with you. You have 45 days from the time your shipment arrives in Tokyo, Japan to submit any insurance claims relating to the international shipments.

Our global mobility vendor will make arrangements to ship your personal items and/or household goods.

LOCAL TRANSPORTATION

You will be provided with use of a company car or a car will be leased for you depending on availability of site cars for up to 30 days or until permanent transportation arrangements have been made. The maximum amount covered for a leased vehicle for the duration of your assignment including insurance shall be equivalent to USD $2,200 per month. In addition, you may submit for reimbursement your other transportation expenses related to travel on train/public transportation to and from your home to your work location.

TAX PREPARATION AND EQUALIZATION

While on your assignment you will be subject to the provisions of the International Assignment Tax Equalization Policy (“Policy”) which is an integral part of this letter. You will also be subject to any revisions of the Policy that may be issued during your assignment.

The company appointed tax provider will calculate the final hypothetical tax as your tax return is finalized each year and will determine your final actual income tax obligation for the year. The settlement of taxes is subject to a final review of any taxes paid on behalf of an expatriate or advance provided to an expatriate as part of a tax settlement. However, because the company is undertaking the obligation to pay taxes in excess of your home country obligation under the Policy, any refund of taxes received by you from the tax authorities may be payable to the company.

You are responsible for the timely submission of required documentation in order to file your home and host country tax returns. Any interest and/or penalties resulting from failure to submit documentation to the tax provider on a timely basis will be your responsibility and will be assessed in the subsequent tax equalization settlement.

In connection with your assignment you will be required to sign the International Assignment Tax Equalization Policy Certification which is attached to this Letter of Understanding as Attachment B.

OTHER

The company will provide for the use of a PO Box and mail forwarding through PMI for the term of your assignment. The intent of the PO Box is for general correspondence. Should you have packages and other items sent to the PO Box, you will be responsible for the additional charges related to forwarding the package to your assignment location.

REPATRIATION

Your repatriation will occur upon the completion of the term of your assignment as an employee of ON Semiconductor or one of its affiliates. In the preceding situation, the allowances provided upon repatriation will include the same provisions as discussed in the sections titled “Incidental Relocation Allowance” and “Shipment of Household Goods”. In addition, temporary living arrangements will be provided for a reasonable period of time not to exceed 60 days.

You and your assignment manager are responsible for your career development as well as identifying a position for you upon repatriation. You will initially be repatriated at your current executive level and pay for a period of 12 months. While there is no guarantee, it is our intention to offer you a position at ON Semiconductor or one of its affiliates which is consistent with the business needs of the company while taking into consideration such factors as your prior positions with the company, your current base salary, the compensation market for the position offered to you and similar positions, your professional growth, your performance level and your personal desires. If by the completion of this 12 month period we are not able to come to a mutually agreeable assignment, the severance conditions of your Employment Agreement may apply.

In all matters relating to your expatriation and eventual repatriation, administration will be in accordance with ON Semiconductor’s global assignment policies. Repatriation expenses are the responsibility of the department paying for the assignment costs.

CHARGE DEPARTMENT

All costs for this assignment, including repatriation expenses will be charged to the Host Entity.

CONTINUED “AT-WILL” STATUS

Your employment will continue on an “at-will” basis, meaning that you or we may terminate your employment at any time and for any reason, with or without notice or cause. Similarly, the terms and conditions of employment may also change, but not the voluntary nature of your “at-will” employment which may only be changed by an express written agreement for this purpose, signed by you and an authorized officer on our behalf.

TERMINATION OF EMPLOYMENT

As discussed under the paragraph entitled “Title and Base Compensation,” ON Semiconductor will offer you an Employment Agreement. This Employment Agreement sets forth important rights and obligations associated with your employment including, but not limited to, provisions addressing your “at will” employment status, termination procedures and payments, as well as covenants regarding non-solicitation, confidentiality, non-compete, non-disclosure and non-disparagement.

NATURE OF LETTER

This letter is a non-binding letter of understanding between the parties, except for paragraphs 2 and 3, and the provisions dealing with repaying the company certain money due to it as specified in Attachment C, and the last sentence of this paragraph on confidentiality. The letter does not otherwise constitute a contract, commitment, undertaking or other binding obligation or limitation on the part of ON Semiconductor or its affiliates. The letter and the matters set forth herein are confidential and may not be disclosed to any third party without the written consent of ON Semiconductor.

SEMICONDUCTOR COMPONENTS INDUSTRIES, LLC

/s/ MAMOON RASHID 12/21/12	/s/ KEITH JACKSON 12/21/12
Mamoon Rashid Date	Keith Jackson Date
Chief Executive Officer,
President

SANYO SEMICONDUCTOR CO. LTD.

/s/ BERNARD GUTMANN 12/21/12
Date

Attachment A: Form of Employment Agreement

Attachment B: International Assignment Tax Equalization Policy Certification

Attachment C: ON Semiconductor Relocation Repayment Agreement

DATA COLLECTION/PROTECTION

Assignment related data, including compensation and personal details, for both yourself and your family, will be collected and stored in the Corporate ORION database for general administration and security. This will include, but is not limited to, such general personal data as dates of birth, passport and marital details. Your ethnic origin and religious affiliation may be required for the purposes of immigration and your specific consent is requested for this purpose.

In addition, for both internal and external reporting purposes, this data may be transferred across international boundaries. By signing this letter you agree to allow ON Semiconductor to use this data for internal reporting purposes and external assignment related purposes.

All data will be treated as confidential and stored in a secure environment.

Signed and agreed:

/s/ MAMOON RASHID	12/21/12	/s/ CHERYL A BILANCIA	12/21/12
Name: Mamoon Rashid	Date	Cheryl A Bilancia	Date
Assignee		Global Mobility Manager

Attachment A — FORM OF EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT

AGREEMENT, dated as of January 7, 2013 (the “Agreement”), between Semiconductor Components Industries, LLC (the “Company”), with offices at 5005 East McDowell Road, Phoenix, Arizona 85008, and Mamoon Rashid (the “Executive”).

1.	Employment, Duties and Agreements.

(a) The Company hereby agrees to employ the Executive via a promotion (the “Promotion”) as its Senior Vice President SANYO Business Group, and the Executive hereby accepts such positions and agrees to serve the Company in such capacity during the employment period described in Section 3 hereof (the “Employment Period”). The Executive shall report to the Office of the Chief Executive Officer (the “Office of the CEO”) of the Company and shall have such duties and responsibilities as the Office of the CEO may reasonably determine from time to time as are consistent with the Executive’s position as Executive Vice President and Chief Financial Officer. During the Employment Period, the Executive shall be subject to, and shall act in accordance with, all reasonable instructions and directions of the Office of the CEO and all applicable policies and rules of the Company. Related to the preceding, the Executive has entered into a letter of understanding with the Company and its subsidiary, SANYO Semiconductor Co., Ltd (“SSC”), dated December     , 2012 (“LOU”), in connection with the Executive’s expatriate assignment in Japan to SSC for a term of assignment described in the LOU under the heading “Assignment” (the “Assignment Term”).

(b) During the Employment Period, excluding any periods of vacation and sick leave to which the Executive is entitled, the Executive shall devote his full working time, energy and attention to the performance of his duties and responsibilities hereunder and shall faithfully and diligently endeavor to promote the business and best interests of the Company.

(c) During the Employment Period, the Executive may not, without the prior written consent of the Company, directly or indirectly, operate, participate in the management, operations or control of, or act as an executive, officer, consultant, agent or representative of, any type of business or service (other than as an executive of the Company), provided that it shall not be a violation of the foregoing for the Executive to manage his personal, financial and legal affairs so long as such activities do not interfere with the performance of his duties and responsibilities to the Company as provided hereunder.

2.	Compensation.

(a) As compensation for the agreements made by the Executive herein and the performance by the Executive of his obligations hereunder, during the Employment Period, the Company shall pay the Executive, pursuant to the Company’s normal and customary payroll procedures, a base salary at the rate of $330,000 per annum (the “Base Salary”). The Board of Directors of the Company and/or its Compensation Committee (both or either herein may be referred to as the “Board”) shall review the Executive’s Base Salary from time to time.

(b) In addition to the Base Salary, during the Employment Period, the Executive shall be eligible to participate in a discretionary bonus program established and approved by the Board for employees of the Company or its affiliates in similar positions to the Executive (the “Program”) and, pursuant to the Program, the Executive may earn a bonus (the “Bonus”) on an annual or other performance period basis (a “Performance Cycle”) up to 60% of Base Salary earned and paid during the applicable Performance Cycle or an additional amount as approved by the Board under the Program and in each case based on certain performance criteria; provided that the Executive is actively employed by the Company on the date the Bonuses are paid under the Program, except as provided in Section 5(a) herein. The Bonus may be paid annually or more frequently depending upon the Performance Cycle, as determined by the Board and pursuant to the Program. The Bonus will be specified by the Board, and the Bonus will be reviewed at least annually by the Board.

(c) During the Employment Period: (i) except as specifically provided herein, the Executive shall be entitled to participate in all savings and retirement plans, practices, policies and programs of the Company which are made available generally to other senior executive officers of the Company, and (ii) except as specifically provided herein, the Executive and/or the Executive’s family, as the case may be, shall be eligible for participation in, and shall receive all benefits under, all welfare benefit plans, practices, policies and programs provided by the Company which are made available generally to other senior executive officers of the Company (for the avoidance of doubt, such plans, practices, policies or programs shall not include any plan, practice, policy or program which provides benefits in the nature of severance or continuation pay).

(d) After the lapsing of the Assignment Term under the LOU, but during the Employment Period, the Company shall provide the Executive with a car allowance of $1,200 per month while the Executive works in the United States.

(e) During the Employment Period, the Company shall reimburse the Executive up to $10,000 annually for actual financial planning expenses, without any tax gross-ups.

(f) During the Employment Period, the Executive shall be entitled to at least four (4) weeks of paid vacation time for each calendar year in accordance with the Company’s normal and customary policies and procedures now in force or as such policies and procedures may be modified with respect to senior executive officers of the Company.

(g) During the Employment Period, the Company shall reimburse the Executive for all reasonable business expenses upon the presentation of statements of such expenses in accordance with the Company’s normal and customary policies and procedures now in force or as such policies and procedures may be modified with respect to senior executive officers of the Company.

3.	Employment Period.

The Company shall employ Executive on the terms and subject to the conditions of this Agreement commencing as of the date of the execution of this Agreement (the “Effective Date”). Executive shall be considered an “at-will” employee, which means that Executive’s employment may be terminated by the Company or by the Executive at any time for any reason or no reason at all. The period during which Executive is employed by the Company pursuant to this Agreement shall be referred to as the “Employment Period.” The Executive’s employment hereunder may be terminated during the Employment Period upon the earliest to occur of the following events (at which time the Employment Period shall be terminated):

(a) Death. The Executive’s employment hereunder shall terminate upon his death.

(b) Disability. The Company shall be entitled to terminate the Executive’s employment hereunder for “Disability” if, as a result of the Executive’s incapacity due to physical or mental illness or injury, after any accommodation required by law, the Executive shall have been unable to perform his duties hereunder for a period of ninety (90) consecutive days, and within thirty (30) days after Notice of Termination (as defined in Section 4 below) for Disability is given following such 90-day period the Executive shall not have returned to the performance of his duties on a full-time basis.

(c) Cause. The Company may terminate the Executive’s employment hereunder for Cause. For purposes of this Agreement, the term “Cause” shall mean: (i) a material breach by the Executive of

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this Agreement; (ii) the failure by the Executive to reasonably and substantially perform his duties hereunder (other than as a result of physical or mental illness or injury); (iii) the Executive’s willful misconduct or gross negligence which is materially injurious to the Company; and (iv) the commission by the Executive of a felony or other serious crime involving moral turpitude. In the case of clauses (i) and (ii) above, the Company shall provide notice to the Executive indicating in reasonable detail the events or circumstances that it believes constitute Cause hereunder and, if such breach or failure is reasonably susceptible to cure, provide the Executive with a reasonable period of time (not to exceed thirty (30) days) to cure such breach or failure. If, subsequent to the Executive’s termination of employment hereunder for other than Cause, it is determined in good faith by the Board that the Executive’s employment could have been terminated for Cause (except for a termination under (ii) of the above definition of Cause), the Executive’s employment shall, at the election of the Board, be deemed to have been terminated for Cause retroactively to the date the events giving rise to Cause occurred.

(d) Without Cause. The Company may terminate the Executive’s employment hereunder during the Employment Period without Cause.

(e) Voluntarily. The Executive may voluntarily terminate his employment hereunder (other than for Good Reason), provided that the Executive provides the Company with notice of his intent to terminate his employment at least three months in advance of the Date of Termination (as defined in Section 4 below).

(f) For Good Reason. The Executive may terminate his employment hereunder for Good Reason and any such termination shall be deemed a termination by the Company without Cause. For purposes of this Agreement, “Good Reason” shall mean (i) a material breach of this Agreement by the Company, (ii) without the Executive’s written consent, reducing the Executive’s salary, as in effect immediately prior to such reduction, while at the same time not proportionately reducing the salaries of the other comparable officers of the Company, or (iii) without the Executive’s written consent, a material and continued diminution of the Executive’s duties and responsibilities hereunder, unless the Executive is provided with comparable duties and responsibilities in a comparable position (i.e., a position of equal or greater duties and responsibilities); provided that in either (i), (ii), or (iii) above, the Executive shall notify the Company within thirty (30) days after the event or events which the Executive believes constitute Good Reason hereunder and shall describe in such notice in reasonable detail such event or events and provide the Company a thirty (30) day period after delivery of such notice to cure such breach or diminution.

4.	Termination Procedure.

(a) Notice of Termination. Any termination of the Executive’s employment by the Company or by the Executive during the Employment Period (other than a termination on account of the death of Executive) shall be communicated by written “Notice of Termination” to the other party hereto in accordance with Section 11(a).

(b) Date of Termination. “Date of Termination” shall mean (i) if the Executive’s employment is terminated by his death, the date of his death, (ii) if the Executive’s employment is terminated pursuant to Section 3(b), thirty (30) days after Notice of Termination, provided that the Executive shall not have returned to the performance of his duties hereunder on a full-time basis within such thirty (30) day period, (iii) if the Executive voluntarily terminates his employment, the date specified in the notice given pursuant to Section 3(e) herein which shall not be less than three months after the Notice of Termination is delivered to the Company, (iv) if the Executive terminates his employment for Good Reason pursuant to Section 3(f) herein, thirty (30) days after Notice of Termination, and (v) if the Executive’s employment is terminated for any other reason, the date on which a Notice of Termination is given or any later date (within thirty (30) days, or any alternative time period agreed upon by the parties, after the giving of such notice) set forth in such Notice of Termination.

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5.	Termination Payments.

(a) Without Cause. In the event of the termination of the Executive’s employment during the Employment Period by the Company without Cause (including a deemed termination without Cause as provided in Section 3(f) herein), the Executive shall be entitled to: (i) any accrued but unused vacation, (ii) Base Salary through the Date of Termination (to the extent not theretofore paid), (iii) the continuation of Base Salary (as in effect immediately prior to the termination) for twelve (12) months following the Date of Termination which, subject to the restrictions set forth below, shall be paid in accordance with the Company’s ordinary payroll practices in effect from time to time and which shall begin on the first payroll period immediately following the date on which the general release and waiver described below in this Section 5(a) becomes irrevocable, (iv) any earned but not paid Bonus for the Performance Cycle immediately preceding the Date of Termination, and (v) a pro-rata portion of the Bonus, if any, for the Performance Cycle in which the Date of Termination occurs (based on the achievement of the applicable performance criteria and related to the applicable Performance Cycle as described in Section 2(b)). Notwithstanding the foregoing, the amount of payment set forth in (iii) above during the six-month period following the Date of Termination shall not exceed the severance pay exception limitation amount set forth in Treasury Regulation Section 1.409A-1(b)(9)(iii)(A) (any amount that is payable during such six-month period that is in excess of the separation pay exception limitation shall be paid in a single lump sum on the six-month anniversary of the Date of Termination). If the Company determines in good faith that the separation pay exception set forth in Treasury Regulation Section 1.409A-1(b)(9)(iii) does not apply as of the Date of Termination, the amount set forth in (iii) above shall be paid (a) in an initial lump sum equal to six months’ base salary (net of applicable taxes and withholdings) on the six-month anniversary of the Date of Termination and (b) thereafter in installments in accordance with the Company’s ordinary payroll practices. The amounts set forth in (i) and (ii) above, shall be paid in accordance with applicable law on the Date of Termination. The amounts set forth in (iv) and (v) above shall be paid as soon as is reasonably practicable after the close of the accounting books and records of the Company for the relevant performance period at the same time bonuses are paid to other active employees, but in no event will payment be made for any performance period ending on December 31 before January 1 or after March 15 of the year following the year in which the performance period ends. If payment by such date is administratively impracticable, payment may be made at a later date as permitted under Treasury Regulation Section 1.409A-1(b)(4)(ii). In addition, in the event of a termination by the Company without Cause under this Section 5(a) (including a deemed termination without Cause as provided in Section 3(f) herein): (1) if the Executive elects to continue the Company’s group health plans pursuant to his rights under COBRA, the Company shall pay the Executive’s COBRA continuation premiums until the earlier of (x) the date the Executive receives group health benefits from another employer or (y) the one-year anniversary of the Date of Termination; and (2) the Company will provide the Executive with outplacement services from vendors designated by the Company for a period of six (6) months following the Date of Termination, at a cost not to exceed $5,000. Notwithstanding the foregoing, the payments and benefits provided in this Section 5(a) are subject to and conditioned upon the Executive executing (and not revoking) a general release and waiver (in the form reasonably acceptable to the Company), waiving all claims the Executive may have against the Company, its successors, assigns, affiliates, executives, officers and directors, and such payments are subject to and conditioned upon the Executive’s compliance with the Restrictive Covenants provided in Sections 7 and 8 hereof. Except as provided in this Section 5(a), the Company shall have no additional obligations under this Agreement.

(b) Cause, Disability, Death or Voluntarily other than for Good Reason. If the Executive’s employment is terminated during the Employment Period by (i) the Company for Cause, (ii) voluntarily by the Executive other than for Good Reason, or (iii) as a result of the Executive’s death or Disability,

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the Company shall pay the Executive or the Executive’s estate, as the case may be, within thirty (30) days following the Date of Termination the Executive’s accrued but unused vacation and his Base Salary through the Date of Termination (to the extent not theretofore paid). Except as provided in this Section 5(b), the Company shall have no additional obligations under this Agreement.

(c) Change in Control. In the event the Company terminates the Executive’s employment without Cause (including a deemed termination without Cause as provided in Section 3(f) herein) within two (2) years following a Change in Control (as defined herein), then, in addition to all other benefits provided to the Executive under Section 5(a) of this Agreement, notwithstanding any provision in any applicable option grant agreement or restricted stock unit award agreement (including time and performance based awards) between the Company (or Parent (as defined in Section 7 herein)) and the Executive: (i) any outstanding but unvested options or restricted stock units granted on or prior to the Effective Date or in connection with the Executive’s Promotion shall fully vest upon the Date of Termination; and (ii) all options (both vested and unvested) granted on or prior to the Effective Date or in connection with the Executive’s Promotion will remain fully exercisable until the first to occur of (1) the one-year anniversary of the Date of Termination, and (2) either the tenth anniversary or the seventh anniversary of the grant date of such options, depending upon what the relevant option grant agreement specify with regard to an option’s term or expiration date, provided, however, that if the Company determines in good faith that the extension of the option’s exercise period results in the options being considered non-qualified deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), such extension shall not take effect. For purposes of this Agreement, a “Change in Control” shall have the meaning set forth in the ON Semiconductor Corporation Amended and Restated Stock Incentive Plan (as amended effective May 15, 2012) for “Change of Control.”

6.	Legal Fees.

In the event of any contest or dispute between the Company and the Executive with respect to this Agreement or the Executive’s employment hereunder, each of the parties shall be responsible for their respective legal fees and expenses.

7.	Non-Solicitation.

During the Employment Period and for one (1) year thereafter, the Executive hereby agrees not to, directly or indirectly, solicit or assist any other person or entity in soliciting any employee of ON Semiconductor Corporation (the “Parent”), the Company or any of their subsidiaries to perform services for any entity (other than the Parent, the Company or their subsidiaries), or attempt to induce any such employee to leave the employment of the Parent, the Company or their subsidiaries.

8.	Confidentiality; Non-Compete; Non-Disclosure; Non-Disparagement.

(a) During the Employment Period and thereafter, the Executive shall hold in strict confidence any proprietary or Confidential Information related to the Parent, the Company and their affiliates. For purposes of this Agreement, the term “Confidential Information” shall mean all information of the Parent, the Company or any of their affiliates (in whatever form) which is not generally known to the public, including without limitation any inventions, processes, methods of distribution, customer lists or customers’ or trade secrets.

(b) The Executive and the Company agree that the Company would likely suffer significant harm from the Executive’s competing with the Company during the Employment Period and for some period of time thereafter. Accordingly, the Executive agrees that he will not, during the Employment Period and for a period of one year following the termination of his employment with the Company, directly or indirectly, become employed by, engage in business with, serve as an agent or consultant to,

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become a partner, member, principal, stockholder or other owner (other than a holder of less than 1% of the outstanding voting shares of any publicly held company) of, or otherwise perform services for (whether or not for compensation) any Competitive Business in or from any location in the United States. For purposes of this Section 8(b), the term “Competitive Business” shall mean any individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or government agency or political subdivision thereof that is engaged in, or otherwise competes or has demonstrated a potential for competing with the Business (as defined herein) for customers of the Company or its affiliates anywhere in the world. For purposes of this Agreement, the “Business” shall mean the design, marketing and sale of semiconductors in the power, analog, digital signal processing, mixed signal, advanced logic, discrete and custom devices, data management semiconductors, memory and standard semiconductor components and integrated circuits offered by the Company or its affiliates for use in automotive electronics, computing, consumer and industrial electronics, wireless communications, networking, military and aerospace and medical end-user markets.

(c) Upon the termination of the Employment Period, the Executive shall not take, without the prior written consent of the Company, any drawing, blueprint, specification or other document (in whatever form) of the Parent, the Company or their affiliates, which is of a confidential nature relating to the Parent, the Company or their affiliates, or, without limitation, relating to any of their methods of distribution, or any description of any formulas or secret processes and will return any such information (in whatever form) then in his possession.

(d) The Executive shall not defame or disparage the Parent, the Company, their affiliates and their officers, directors, members or executives. The Executive hereby agrees to cooperate with the Company in refuting any defamatory or disparaging remarks by any third party made in respect of the Parent, the Company, their affiliates or their directors, members, officers or executives.

9.	Injunctive Relief.

It is impossible to measure in money the damages that will accrue to the Company in the event that the Executive breaches any of the restrictive covenants provided in Sections 7 and 8 hereof. In the event that the Executive breaches any such restrictive covenant, the Company shall be entitled to an injunction restraining the Executive from violating such restrictive covenant (without posting any bond or other security). If the Company shall institute any action or proceeding to enforce any such restrictive covenant, the Executive hereby waives the claim or defense that the Company has an adequate remedy at law and agrees not to assert in any such action or proceeding the claim or defense that the Company has an adequate remedy at law. The foregoing shall not prejudice the Company’s right to require the Executive to account for and pay over to the Company, and the Executive hereby agrees to account for and pay over, the compensation, profits, monies, accruals or other benefits derived or received by the Executive as a result of any transaction constituting a breach of any of the restrictive covenants provided in Sections 7 or 8 hereof.

10.	Representations.

(a) The parties hereto hereby represent that they each have the authority to enter into this Agreement, and the Executive hereby represents to the Company that the execution of, and performance of duties under, this Agreement shall not constitute a breach of or otherwise violate any other agreement to which the Executive is a party.

(b) The Executive hereby represents to the Company that he will not utilize or disclose any confidential information obtained by the Executive in connection with his former employment with respect to this duties and responsibilities hereunder.

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11.	Miscellaneous.

(a) Any notice or other communication required or permitted under this Agreement shall be effective only if it is in writing and shall be deemed to be given when delivered personally or four days after it is mailed by registered or certified mail, postage prepaid, return receipt requested or one day after it is sent by a reputable overnight courier service and, in each case, addressed as follows (or if it is sent through any other method agreed upon by the parties):

If to the Company:

Semiconductor Components Industries, LLC

Attention: General Counsel

5005 East McDowell Road

Phoenix, Arizona 85008

If to the Executive, to the address for the Executive on file with the Company at the time of the notice,

or to such other address as any party hereto may designate by notice to the others.

(b) This Agreement shall constitute the entire agreement among the parties hereto with respect to the Executive’s employment hereunder, and supersedes and is in full substitution for any and all prior understandings or agreements with respect to the Executive’s employment (it being understood that, except as otherwise expressly stated in this Agreement, stock options and restricted stock units awards granted to the Executive shall be governed by the relevant plan and any other related grant or award agreement and any other related documents).

(c) This Agreement may be amended only by an instrument in writing signed by the parties hereto, and any provision hereof may be waived only by an instrument in writing signed by the party or parties against whom or which enforcement of such waiver is sought. The failure of any party hereto at any time to require the performance by any other party hereto of any provision hereof shall in no way affect the full right to require such performance at any time thereafter, nor shall the waiver by any party hereto of a breach of any provision hereof be taken or held to be a waiver of any succeeding breach of such provision or a waiver of the provision itself or a waiver of any other provision of this Agreement.

(d) The parties hereto acknowledge and agree that each party has reviewed and negotiated the terms and provisions of this Agreement and has had the opportunity to contribute to its revision. Accordingly, the rule of construction to the effect that ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either party.

(e) (i) This Agreement is binding on and is for the benefit of the parties hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Neither this Agreement nor any right or obligation hereunder may be assigned by the Executive.

(ii) The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume this Agreement in the same manner and to the same extent that the Company would have been required to perform it if no such succession had taken place. As used in the Agreement, the “Company” shall mean both the Company as defined above and any such successor that assumes this Agreement, by operation of law or otherwise.

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(f) Any provision of this Agreement (or portion thereof) which is deemed invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction and subject to this Section, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions thereof in such jurisdiction or rendering that or any other provisions of this Agreement invalid, illegal, or unenforceable in any other jurisdiction. If any covenant should be deemed invalid, illegal or unenforceable because its scope is considered excessive, such covenant shall be modified so that the scope of the covenant is reduced only to the minimum extent necessary to render the modified covenant valid, legal and enforceable. No waiver of any provision or violation of this Agreement by Company shall be implied by Company’s forbearance or failure to take action.

(g) The Company may withhold from any amounts payable to the Executive hereunder all federal, state, city or other taxes that the Company may reasonably determine are required to be withheld pursuant to any applicable law or regulation, (it being understood, that the Executive shall be responsible for payment of all taxes in respect of the payments and benefits provided herein).

(h) The payments and other consideration to the Executive under this Agreement shall be made without right of offset.

(i) (i) Notwithstanding anything set forth herein to the contrary, no amount payable pursuant to this Agreement on account of the Executive’s termination of employment which constitutes a “deferral of compensation” within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Code (“Section 409A Regulations”) shall be paid unless and until the Executive has incurred a “separation from service” within the meaning of the Section 409A Regulations. Furthermore, to the extent that the Executive is a “specified employee” within the meaning of the Section 409A Regulations as of the date of the Executive’s separation from service, no amount that constitutes a deferral of compensation that is payable on account of the Executive’s separation from service shall be paid to the Executive before the date (“Delayed Payment Date”) which is the first day of the seventh month after the date of the Executive’s separation from service or, if earlier, the date of the Executive’s death following such separation from service. All such amounts that would, but for this subsection, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

(ii) The Company intends that income provided to Executive pursuant to this Agreement will not be subject to taxation under Section 409A of the Code. The provisions of this Agreement shall be interpreted and construed in favor of satisfying any applicable requirements of Section 409A of the Code and the Section 409A Regulations. However, the Company does not guarantee any particular tax effect for income provided to Executive pursuant to this Agreement. In any event, except for the Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to the Executive, the Company shall not be responsible for the payment of any applicable taxes on compensation paid or provided to the Executive pursuant to this Agreement. Notwithstanding the foregoing, in the event this Agreement or any benefit paid to Executive hereunder is deemed to be subject to Section 409A of the Code, the Executive consents to the Company adopting such conforming amendments as the Company deems necessary, in its sole discretion, to comply with Section 409A, without reducing the amounts of any benefits due to the Executive hereunder.

(j) By signing this Agreement, the Executive agree to be bound by, and comply with the terms of the compensation recovery policy or policies (and related practices) of the Company or its affiliates as such may be in effect from time-to-time, as a result of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, and similar or related laws, rules and regulations.

(k) This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona without reference to its principles of conflicts of law.

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(l) This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

(m) The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of any provision hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Semiconductor Components Industries, LLC

Name: Keith Jackson
Title: Chief Executive Officer

Mamoon Rashid

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Attachment B

INTERNATIONAL ASSIGNMENT

TAX EQUALIZATION POLICY CERTIFICATION

I                                         , have reviewed the International Assignment Tax Equalization Policy, and having reviewed this policy, understand and accept the terms and provisions of the policy as a condition of my initial continuing expatriate assignment.

I understand and agree that ON Semiconductor will reduce my monthly compensation by an amount that approximates my monthly Estimated Tax Deduction calculated on ON Semiconductor base income.

I understand I will be equalized at the time of filing my U.S. Individual Income tax Returns, and the equalization will be adjusted upon the filing of any amended U.S. Individual Income tax Returns.

I understand that any money due to the company from I.R.S. refunds must be remitted within 30 days of receipt of refund. Also, in the event of any money due to the company and no refund is expected from the I.R.S., payment must be received within 30 days of notification by International Payroll. If payment is not received and justification is not provided, payroll deductions are authorized.

I understand that if my failure to submit documentation to the company authorized tax providers in a timely fashion results in penalties and/or interest, I am responsible for those charges.

Signed:	/s/ MAMOON RASHID
Printed Name:	Mamoon Rashid
Date:	12/21/12

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Attachment C

ON SEMICONDUCTOR

RELOCATION REPAYMENT AGREEMENT

In accepting financial assistance from ON Semiconductor to relocate my family and residence to the Japan area, I affirm it is my intention to remain with ON Semiconductor for at least two (2) years from the effective start date. Accordingly, I acknowledge and agree that:*

•	I understand that the relocation benefits that have been and/or are extended by ON Semiconductor to me are conditional upon my continued employment with ON Semiconductor for a minimum of two (2) years from my effective date of assignment to Japan.

•	If I voluntarily terminate my employment with ON Semiconductor for any reason during the two (2) year period following the commencement of my assignment, I will not be entitled to the relocation benefits and I agree to repay ON Semiconductor any and all costs incurred with respect to my relocation based on the following sliding scale:

•	Months 1-12, 100% repayment

•	Months 13-24, 50% repayment

•	If I am involuntarily terminated with or without “cause” (as defined in the Form of Employment Agreement attached to this Letter of Understanding as Attachment A, benefits will end upon termination date. If I am terminated with cause, I could be required to repay costs incurred based on the above sliding scale.

I understand that all relocation benefits extended me by ON Semiconductor is gratuitous; and neither the extension of relocation benefits nor this agreement shall be construed to obligate ON Semiconductor to retain me in its employ for any specified period of time. ON Semiconductor may, at any time, terminate the employment relationship with or without cause and with or without notice.

EMPLOYEE NAME (Please Print):	Mamoon Rashid

SIGNATURE:	/s/ MAMOON RASHID

DATE:	12/21/12

*	Subject to applicable law.